Filed by Sykes Enterprises, Incorporated
Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: ICT Group, Inc.
Commission File No.: 333-162729
The following press relase was issued by Sykes Enterprises, Incorporated on December 7, 2009.
Additional Information
In connection with the proposed merger of ICT Group, Inc. with a wholly-owned subsidiary of Sykes Enterprises, Incorporated, Sykes has filed with the SEC a Registration Statement on Form S-4 containing a preliminary proxy statement of ICT that also constitutes a prospectus of Sykes. ICT will mail the definitive proxy statement/prospectus to its shareholders. Sykes and ICT urge investors and security holders to read the definitive proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents free from Sykes at http://investor.sykes.com/phoenix.zhtml?c=119541&p=irol-sec, or by contacting SYKES’ Investor Relations Department at 1-813-233-7143, or by contacting MBS Value Partners at 1-212-750-5800. You may also obtain these documents, free of charge, from ICT at www.ictgroup.com.
Sykes, ICT and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from ICT shareholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the ICT shareholders in connection with the proposed merger are set forth in the preliminary proxy statement/prospectus that was filed with the SEC on October 29, 2009. You can find information about Sykes’ executive officers and directors in the proxy statement for Sykes’ 2009 annual meeting of shareholders, filed with the SEC on April 15, 2009. You can find information about ICT’s executive officers and directors in the proxy statement for ICT’s 2009 annual meeting of shareholders, filed with the SEC on April 29, 2009. Free copies of these documents may be obtained from Sykes and ICT as described above.

FOR IMMEDIATE RELEASE	DECEMBER 7, 2009
SYKES ENTERPRISES, INCORPORATED’S
HART-SCOTT-RODINO ANTITRUST WAITING PERIOD EXPIRES FOR THE
PROPOSED SYKES-ICT GROUP TRANSACTION

SYKES Enterprises, Incorporated
Corporate Headquarters:
400 North Ashley Drive
Tampa, FL USA 33602
1 · 800 · TO · SYKES
http://www.sykes.com
EMEA Operations:
599 Calder Road
Edinburgh EH11 4GA
Scotland
+44 (0) 131 458-6500
TAMPA, FL — December 7, 2009 — Sykes Enterprises, Incorporated (“SYKES” or the “Company”) (NASDAQ:SYKE), a global leader in providing outsourced customer contact management solutions and services in the business process outsourcing (BPO) arena, announced today that the 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired on December 3rd with respect to its proposed acquisition of ICT Group. This was one of the conditions to the completion of the acquisition.
About Sykes Enterprises, Incorporated
SYKES is a global leader in providing customer contact management solutions and services in the business process outsourcing (BPO) arena. SYKES provides an array of sophisticated customer contact management solutions to Fortune 1000 companies around the world, primarily in the communications, financial services, healthcare, technology and transportation and leisure industries. SYKES specializes in providing flexible, high quality customer support outsourcing solutions with an emphasis on inbound technical support and customer service. Headquartered in Tampa, Florida, with customer contact management centers throughout the world, SYKES provides its services through multiple communication channels encompassing phone, e-mail, web and chat. Utilizing its integrated onshore/offshore global delivery model, SYKES serves its clients through two geographic operating segments: the Americas (United States, Canada, Latin America, India and the Asia Pacific Rim) and EMEA (Europe, Middle East and Africa). SYKES also provides various enterprise support services in the Americas and fulfillment services in EMEA, which include multi-lingual sales order processing, payment processing, inventory control, product delivery and product returns handling. For additional information please visit www.sykes.com.
For additional information contact:
Subhaash Kumar
Sykes Enterprises, Incorporated
(813) 233-7143

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